ANTOFAGASTA PLC

Highlights

- **Group copper production was 109,000 tonnes in Q1, 3% above 2003 Q1 but 7% lower than the quarterly average for 2003.**
- **Group production for the year is expected to reach 480,000 tonnes compared with 471,800 tonnes in 2003.**
- **Aguas de Antofagasta starts water operations in Chile's Region II.**

Group Total	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Acc 2004	Acc 2003	Full Year 2003
Total copper production ('000 tonnes)	**109.0**				**109.0**	**105.8**	**471.8**
Weighted average cash costs (cents per pound)	**41.9**				**41.9**	**39.8**	**36.4**

Los Pelambres

Los Pelambres produced 72,400 tonnes of payable copper during Q1, 11% below the quarterly average for 2003. The reduction was mainly due to the harder quality of ore processed under the current phase of the mine plan. The ore had a higher pyrite content, which reduces processing levels and recoveries. Production was nevertheless marginally ahead of 2003 Q1. Production for the year is expected to be 338,000 tonnes, compared with 326,700 tonnes in 2003.

Cash costs in Q1 were 13% above the average for the previous year at 33.3 cents per pound. The increase was due to a combination of several factors: the depreciation of the dollar, from an average of Ch$690 in 2003 to Ch$590 to US$1 in Q1 2004, increases in treatment and refining charges (TC/RCs) due to the effect of the higher copper price on price participation, and the impact of lower production levels on fixed costs. These factors were partly offset by better by-product credits due to higher molybdenum prices in the quarter.

El Tesoro

El Tesoro produced 24,000 tonnes in the quarter, 4% higher than the quarterly average for 2003. This was due to higher processing levels and improved recoveries, which compensated for the lower ore grade.

Cash costs increased to 47.2 cents per pound, 11% above the average for the previous year. The increase was due to the depreciation of the US dollar, the increase in the price of sulphuric acid and water, and higher mine and plant costs due to the increase in processing levels to compensate for lower grades.

Michilla

Production in Q1 was 4% less than the quarterly average for 2003 at 12,600 tonnes, principally due to lower ore grades.

Cash costs increased from 69.8 cents per pound in 2003 to 81.2 cents in the first quarter of 2004, but are expected to be brought down to an average of 75 cents for the year. Again, the increase was due partly to the lower grade of ore processed at the plant, together with the depreciation of the US dollar and increased sulphuric acid prices.

Transport and Water

Mining related traffic increased as did shipments of zinc and lead concentrates from Bolivia.

Antofagasta assumed management control of Aguas de Antofagasta on 29 December 2003 and operations have since proceeded according to plan.

Enquiries:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Philip Adeane
nwakefield@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Issued by:

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7444 4155

Dw 5/17

Quarterly Production Report
Q1 2004

Los Pelambres	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Acc 2004	Acc 2003	Full Year 2003
Daily average ore treated ('000 tonnes)	115.4				115.4	107.1	113.3
Average ore grade (%)	0.84				0.84	0.88	0.91
Average recovery (%)	87.4				87.4	90.1	89.9
Concentrate produced ('000 tonnes)	186.9				186.9	172.7	826.5
Average concentrate grade (%)	40.0				40.0	42.8	40.9
Fine copper in concentrate ('000 tonnes)	74.8				74.8	73.9	337.8
Payable copper in concentrate ('000 tonnes)	72.4				72.4	71.5	326.7
Payable moly in concentrate ('000 tonnes)	1.8				1.8	1.8	8.7
Cash costs (cents per pound)	33.3				33.3	34.4	29.3

El Tesoro	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Acc 2004	Acc 2003	Full Year 2003
Daily average ore treated ('000 tonnes)	24.2				24.2	22.7	22.1
Average ore grade (%)	1.35				1.35	1.48	1.46
Average recovery (%)	81.0				81.0	77.0	78.2
Copper cathodes ('000 tonnes)	24.0				24.0	23.4	92.4
Cash costs (cents per pound)	47.2				47.2	40.6	42.4

Michilla	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Acc 2004	Acc 2003	Full Year 2003
Daily average ore treated ('000 tonnes)	16.8				16.8	12.4	15.6
Average ore grade (%)	1.09				1.09	1.35	1.25
Average recovery (%)	75.2				75.2	75.1	75.0
Copper cathodes ('000 tonnes)	12.6				12.6	10.9	52.7
Cash costs (cents per pound)	81.2				81.2	73.1	69.8

Transport	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Acc 2004	Acc 2003	Full Year 2003
Rail tonnage transported ('000 tons)	1,056				1,056	946	4,388